Mail Stop 6010
Via Facsimile and U.S. Mail

August 13, 2007

Mr. Tom Kubota
Chief Executive Officer
Pacific Health Care Organization, Inc.
5150 Pacific Coast Highway, Suite 510
Long Beach, CA 90804

  Re: Pacific Health Care Organization, Inc.
    Form 10-KSB/A for Fiscal Year Ended December 31, 2005
    Filed on May 17, 2006
    Form 10-QSB for the Quarter Ended June 30, 2006
    Filed on August 14, 2006
    File No. 000-50009

Dear Mr. Kubota:

  We have completed our review of your filings listed above and have no further comments at this time.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief Accountant